Exhibit 99.1

SECOND AMENDMENT TO THE

NAVIOS MARITIME HOLDINGS INC. 2015 EQUITY INCENTIVE PLAN

This Second Amendment (this “Amendment”) to the Navios Maritime Holdings Inc. 2015 Equity Incentive Plan (the “Plan”) is made and adopted by Navios Maritime Holdings Inc. (the “Company”), a corporation organized under the laws of the Republic of the Marshall Islands.

1.	Section 1(c) of the Plan is hereby amended to read as follows:

“(c) Duration. No Award may be granted under the Plan after December 14, 2020, or such earlier date as the Board shall determine. The Plan will remain in effect with respect to outstanding Awards until no Awards remain outstanding..”

2.	This Amendment is effective as of November 16, 2018.

3.

This Amendment shall be and is hereby incorporated in and forms a part of the Plan. All other terms and provisions of the Plan shall remain unchanged except as specifically modified herein. The Plan, as amended by this Amendment, is hereby ratified and confirmed.

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I hereby certify that the foregoing Amendment was duly adopted by the Board of Directors of the Company on November 16, 2018.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Name:	Angeliki Frangou
Title:	Chairman and Chief Executive Officer